SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

TRINITY BIOTECH PLC

(Name of Registrant)

IDA Business Park

Bray, Co. Wicklow

Ireland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

Press Release dated July 20, 2017

Contact:	Trinity Biotech plc	Lytham Partners LLC
	Kevin Tansley	Joe Diaz, Joe Dorame & Robert Blum
	(353)-1-2769800	602-889-9700
E-mail: kevin.tansley@trinitybiotech.com

Trinity Biotech Announces Results for Q2, 2017

DUBLIN, Ireland (July 20, 2017).… Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended June 30, 2017.

Quarter 2 Results

Total revenues for Q2, 2017 were $25.4m compared to $26.3m in Q2, 2016.

	2016 Quarter 2	2017 Quarter 2	Increase/ (decrease)
	US$’000	US$’000%
Point-of-Care	4,786	4,350	(9.1%)
Clinical Laboratory	21,502	21,098	(1.9%)
Total	26,288	25,448	(3.2%)

Point-of-Care revenues for Q2, 2017 decreased from $4.8m to $4.4m. This was attributable to lower sales of HIV products in Africa. Due to the nature of the African HIV market, these sales tend to fluctuate significantly and this quarter’s decrease is well within the normal range for such fluctuations.

Meanwhile, Clinical Laboratory sales for the quarter were $21.1m versus $21.5m for the corresponding period last year, thus representing a decrease of 1.9%. However, when the impact of recently culled products is taken into account, underlying Clinical Laboratory sales rose by approximately 2%. This growth was mainly driven by higher Premier revenues, including new placements of the Premier Resolution version of this instrument, which specifically targets the haemoglobin variant market.

The gross margin for the quarter was 42.5% which compares to 45% in Q2, 2016. This decrease was due to lower distributor pricing due to the strength of the US dollar against a range of currencies and a less favourable sales mix i.e. lower higher margin point-of-care revenues coupled with higher instrument sales which tend to have significantly lower than average margins. However, this quarter’s gross margin was higher than the two previous quarters of 40% (Q4 2016) and 42% (Q1 2017).

Research and Development expenses remained constant at $1.3m. Meanwhile Selling, General and Administrative (SG&A) expenses fell from $7.8m to $7.6m in Q2 2017, due to lower discretionary sales and marketing expenses, particularly Meritas related costs incurred in Q2, 2016 which were not replicated in the current quarter.

Operating profit for the quarter decreased from $2.4m to $1.8m. This was due to the combined impact of the lower revenues and gross margin though these factors were partially offset by lower indirect costs incurred during the quarter.

Financial income for the quarter remained constant at $0.2m whilst interest payable, mainly arising on the Company’s exchangeable notes, was static at $1.2m. Further non-cash income of $0.2m was also recognised in this quarter’s income statement. This was due to a gain of $0.4m arising on a decrease in the fair value of the embedded derivatives associated with the exchangeable notes as offset by a non-cash interest charge of $0.2m.

The Company recorded a profit of $0.9m for the quarter which equates to earnings per share of 4.1 cents. However, excluding non-cash items the profit for the quarter was $0.7m or an EPS of 3.1 cents. Fully diluted EPS for the quarter was 6.8 cents compared to 8.5 cents in Q2, 2016.

EBITDA before share option expense for the quarter was $3.3m.

Share Buyback

During the quarter, the Company repurchased 554,000 ADRs at an average price of $5.59 and with a total value of $3.1m. A further 67,000 ADRs at an average price of $5.65 have been repurchased since quarter end. This brings the total purchased since the beginning of the program to approximately 1.9m shares with a total value of $14.6m.

Comments

Commenting on the results, Kevin Tansley, Chief Financial Officer, said “Our operating profit for the quarter of $1.8m represented a decrease when compared to the equivalent quarter last year. This was due to the combination of lower revenues and a lower gross margin, though the impact of these factors was partially offset by lower indirect costs. This resulted in an EPS (before non-cash items) of 3.1 cents which, whilst lower than the equivalent quarter last year, was higher than the 1 cent per ADR reported in quarter one of this year.”

Ronan O’Caoimh, CEO of Trinity said “This quarter’s revenues were down 3% when compared to Q2, 2016. However, this was due to the impact of culling older non-economic products in late 2016 and to the normal fluctuations which impact our HIV sales, particularly in Africa. The remainder of our business remains strong and demonstrated underlying revenue growth this quarter. We were particularly pleased with the increase in sales of our new Premier Resolution instrument. This instrument, which is a sister product of the Premier Hb9210 A1c instrument, specifically addresses the haemoglobin variant market. Though it has only been launched relatively recently, it has been very positively received by customers and I am confident that in common with the Premier Hb9210, it will serve as a growth driver for the company in the years ahead. Meanwhile, we bought back over 500,000 shares during the quarter and at current share price levels it is our intention to continue to be active purchasers in the market.”

Forward-looking statements in this release are made pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company’s website: www.trinitybiotech.com.

Trinity Biotech plc

Consolidated Income Statements

(US$000’s except share data)	Three Months Ended June 30, 2017	Three Months Ended June 30, 2016	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	25,448	26,288	48,984	49,804
Cost of sales	(14,629)	(14,472)	(28,274)	(27,856)

Gross profit	10,819	11,816	20,710	21,948
Gross margin %	42.5%	45.0%	42.3%	44.1%
Other operating income	26	72	49	141
Research & development expenses	(1,322)	(1,267)	(2,651)	(2,414)
Selling, general and administrative expenses	(7,561)	(7,797)	(14,588)	(14,758)
Indirect share based payments	(130)	(468)	(380)	(735)

Operating profit	1,832	2,356	3,140	4,182
Financial income	196	223	373	443
Financial expenses	(1,169)	(1,185)	(2,339)	(2,366)

Net financing expense	(973)	(962)	(1,966)	(1,923)

Profit before tax & non-cash financial income / (expense)	859	1,394	1,174	2,259
Income tax expense	(176)	(131)	(275)	(313)

Profit for the period before non-cash financial income / (expense)	683	1,263	899	1,946
Non-cash financial income / (expense)	219	841	1,249	(1,188)

Profit after tax and once-off items	902	2,104	2,148	758

Earnings per ADR (US cents)	4.1	9.1	9.8	3.3
Earnings per ADR excluding non-cash financial income (US cents)	3.1	5.5	4.1	8.4
Diluted earnings per ADR (US cents)	6.8 *	8.5	11.7 *	14.9 *
Weighted average no. of ADRs used in computing basic earnings per ADR	21,847,528	23,016,169	21,974,369	23,152,018
Weighted average no. of ADRs used in computing diluted earnings per ADR	27,104,994	28,409,024	27,231,931	28,526,486

* Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. In a reporting period where it is anti-dilutive, diluted earnings per ADR should be constrained to equal basic earnings per ADR.

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc

Consolidated Balance Sheets

	June 30, 2017	March 31, 2017	Dec 31, 2016
	US$ ‘000 (unaudited)	US$ ‘000 (unaudited)	US$ ‘000 (audited)
ASSETS
Non-current assets
Property, plant and equipment	14,462	14,163	13,403
Goodwill and intangible assets	90,438	88,996	87,275
Deferred tax assets	15,352	14,669	14,556
Other assets	873	828	870

Total non-current assets	121,125	118,656	116,104

Current assets
Inventories	33,620	32,659	32,589
Trade and other receivables	24,856	22,683	22,586
Income tax receivable	1,220	1,290	1,205
Cash and cash equivalents	63,977	69,851	77,108

Total current assets	123,673	126,483	133,488

TOTAL ASSETS	244,798	245,139	249,592

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,176	1,176	1,224
Share premium	16,122	16,122	16,187
Accumulated surplus	90,977	93,171	93,004
Other reserves	(1,409)	(1,193)	(1,688)

Total equity	106,866	109,276	108,727

Current liabilities
Income tax payable	582	181	175
Trade and other payables	22,572	20,893	25,028
Provisions	75	75	75

Total current liabilities	23,229	21,149	25,278

Non-current liabilities
Exchangeable senior note payable	95,245	95,462	96,491
Other payables	640	698	735
Deferred tax liabilities	18,818	18,554	18,361

Total non-current liabilities	114,703	114,714	115,587

TOTAL LIABILITIES	137,932	135,863	140,865

TOTAL EQUITY AND LIABILITIES	244,798	245,139	249,592

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc

Consolidated Statement of Cash Flows

(US$000’s)	Three Months Ended June 30, 2017	Three Months Ended June 30, 2016	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents at beginning of period	69,851	96,829	77,108	101,953
Operating cash flows before changes in working capital	3,739	5,282	6,006	7,786
Changes in working capital	(367)	(3,234)	(2,575)	(3,862)

Cash generated from operations	3,372	2,048	3,431	3,924
Net Interest and Income taxes (paid)/received	62	149	239	(92)
Capital Expenditure & Financing (net)	(3,185)	(5,995)	(6,832)	(11,427)

Free cash flow	249	(3,798)	(3,162)	(7,595)
Share buyback	(3,096)	(4,699)	(4,929)	(6,026)
Payment of HIV-2 licence fee	—	(1,112)	(1,112)	(1,112)
30 year Exchangeable Note interest payment	(2,300)	(2,300)	(2,300)	(2,300)
Once-off items	(727)	—	(1,628)	—

Cash and cash equivalents at end of period	63,977	84,920	63,977	84,920

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date: 20 July 2017